NEWS RELEASE

Fortuna Reports Results for the Third Quarter of 2025

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, November 5, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the third quarter of 2025.

(Results from the Company’s San Jose and Yaramoko assets have been excluded from its Q3 2025 continuing results, along with the comparative figures, due to the classification of the assets as discontinued as at June 30, 2025.)

Jorge A. Ganoza President and CEO of Fortuna, commented, “Fortuna delivered a strong third quarter, keeping us on track to meet our annual production guidance. Higher gold prices and consistent mine performance generated $73.4 million in free cash flow from operations—up $16.0 million from Q2.” Mr. Ganoza continued, “Cash costs remained below $1,000/oz, and AISC at our mines is tracking within guidance. Lindero’s AISC is trending lower, and we expect similar improvements at Séguéla as it completes key investments to support 2026 production of 160,000–180,000 ounces.” Mr. Ganoza concluded, “Our balance sheet continues to strengthen, with nearly $600 million in liquidity and $265.8 million in net cash. This positions us to fund high-impact growth initiatives, including Diamba Sud, unlocking the full potential of the Séguéla Mine, and expanding exploration across West Africa and Latin America.”

Third Quarter 2025 Highlights

Cash and Cashflow

●Free cash flow1 from ongoing operations of $73.4 million, and net cash from operating activities before changes in working capital of $113.9 million or $0.37 per share. The quarter included $13.6 million in withholding taxes paid related to the repatriation of $118.2 million from Argentina and Côte d’Ivoire
●Liquidity increased to $588.3 million, and the net cash1 position strengthened to $265.8 million, from $214.8 million in Q2 2025
●Quarter-end cash balance of $438.3 million, an increase of $51.0 million QoQ

Profitability

●Attributable net income from continuing operations of $123.6 million or $0.40 per share, a QoQ increase of $0.26
●Adjusting for impairment reversals at Lindero, attributable adjusted net income1 from continuing operations was $51.0 million or $0.17 per share, a QoQ increase of $0.02. Results include the impact of $0.04 per share from a $6.3 million increase in share-based compensation (“SBC”) expense, due to the rise in share price, and a $7.4 million FX loss
●Adjusted EBITDA margin1 was 52%, compared to 56% in Q2 2025. QoQ, excluding the impact of higher SBC and FX gains/losses, the EBITDA margin improved from 55% to 58%

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures

2 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025; $2,498/oz Au, $29.2/oz Ag, $2,040/t Pb and $2,782/t Zn for Q3 2024; $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb, and $2,640/t Zn for Q2 2025

Operational

●	Gold equivalent production (“GEO”) of 72,462 ounces from continuing operations[2]
●	Consolidated cash cost per GEO[1] from continuing operations of $942, compared to $929 in Q2 2025
●	Consolidated AISC per GEO[1] from continuing operations of $1,987 compared to $1,932 in Q2 2025. AISC includes a one-time impact of $80 related to a higher SBC expense
●	Year-to-date TRIFR of 0.86 reflects continued strong safety performance; zero lost time injuries in the quarter

Growth and Business Development

●	Completed a Preliminary Economic Assessment (“PEA”) for the Diamba Sud Gold Project, confirming robust project economics for the development of an open-pit mine and conventional carbon-in-leach processing plant. Refer to Fortuna news release dated October 15, 2025, “Fortuna delivers robust PEA for Diamba Sud Gold Project in Senegal: After-tax IRR of 72% and NPV5% of US$563 million using US$2,750 per ounce”
●	Advancing the Diamba Sud project towards a Definitive Feasibility Study and a construction decision in the first half of 2026

Cautionary Statement: The PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.3

3 Refer to the table on page 26 of this news release for a summary of the key assumptions, operational parameters and economic results and values from the PEA

Third Quarter 2025 Consolidated Results

	Three months ended			Nine months ended September 30,
($ Expressed in millions)	Sept 30, 2025	Sept 30, 2024	June 30, 2025	2025	2024	% Change
Total production including discontinued operations (GEO)	72,462	110,820	75,950	251,871	339,933	(26%)
Production from continuing operations (GEO)	72,462	73,123	71,229	214,077	216,801	(1%)

Financial Highlights from Continuing Operations
Sales	251.4	181.7	230.4	676.8	482.0	40%
Mine operating income	133.1	64.1	105.0	318.5	164.3	94%
Operating income	154.6	50.8	83.7	294.3	110.4	167%
Net income from continuing operations	128.2	37.4	47.7	214.8	74.0	190%
Attributable net income from continuing operations	123.6	35.5	42.6	201.7	69.8	189%
Attributable earnings per share from continuing operations - basic	0.40	0.11	0.14	0.66	0.23	187%
Adjusted attributable net income from continuing operations[1]	51.0	32.7	44.7	131.7	57.8	128%
Adjusted attributable net income from continuing operations earnings per share	0.17	0.10	0.15	0.43	0.19	126%
Adjusted EBITDA[1]	130.8	96.6	127.7	356.6	236.4	51%
Net cash provided by operating activities - continuing operations	111.3	67.3	92.7	293.0	136.5	115%
Free cash flow from ongoing operations[1]	73.4	34.0	57.4	197.5	51.5	283%
Cash cost ($/oz GEO)[1]	942	906	929	915	831	10%
AISC continuing ops($/oz GEO)1,2	1,987	1,638	1,932	1,896	1,558	22%
AISC including discontinued ops($/oz GEO)[1,2,3]	1,987	1,669	1,899	1,822	1,593	14%
Capital expenditures[2]
Sustaining	31.2	33.7	31.4	85.2	81.4	5%
Sustaining leases	6.5	2.9	6.0	17.4	10.7	63%
Growth capital	17.4	7.3	15.6	48.4	28.1	72%
				Sept 30, 2025	Dec 31, 2024	% Change
Cash and cash equivalents and short-term investments				438.3	231.3	89%
Net liquidity position (excluding letters of credit)				588.3	381.3	54%
Shareholder's equity attributable to Fortuna shareholders				1,618.9	1,403.9	15%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis

[3] Year to date 2025 AISC reflects production and costs for Yaramoko from April 1 to April 14, 2025, being the date that the Company agreed to the assumed handover of operations to the purchaser. AISC per ounce of gold equivalent sold for the aforementioned period has been estimated at $1,410 which is comparable to the AISC per ounce of gold equivalent sold at Yaramoko for Q1 2025 of $1,411

Figures may not add due to rounding
Contribution from discontinued operations, the Yaramoko and San Jose mines which were disposed of in the second quarter of 2025, have been removed where applicable

Third Quarter 2025 Results

Q3 2025 vs Q2 2025

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $942 in Q3 2025, representing a marginal increase from the $929 recorded in Q2 2025.

All-in sustaining costs per GEO from continuing operations was $1,987 in Q3 2025 representing a $55 increase from the $1,932 recorded in Q2 2025. The rise was primarily driven by a one-time increase of $80 per GEO in share-based compensation. This expense resulted from the revaluation of cash-settled share units due to the higher share price during the quarter.   The impact was partially offset by higher ounces sold.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $123.6 million, compared to $42.6 million in Q2 2025. Net income reflects the reversal of an impairment charge of $52.7 million and a reversal of a previous write-down of $16.7 million of low-grade stockpiles at Lindero as a result of an increase in medium and long-term gold price projections

After adjusting for impairment reversals and other non-recurring items, adjusted attributable net income was $51.0 million or $0.17 per share compared to $44.7 million or $0.15 per share in Q2 2025. The increase was explained mainly by higher gold prices and higher gold sales volume, as well as a lower effective tax rate. The realized gold price in Q3 2025 was $3,467 per ounce compared to $3,307 in Q2 2025.  The increase in gold sales volume was due to higher gold production at Lindero.  The effective tax rate in Q3 2025 over adjusted net income was 30% compared to 40% in Q2 2025 due to the timing on recognition of withholding taxes related to dividend approvals in Côte d’Ivoire.  This was partially offset by a foreign exchange loss of $7.4 million in Q3 compared to a gain of $2.3 million in Q2, and higher stock-based compensation of $10.8 million in Q3 compared to $4.5 million in Q2 related to the revaluation of cash-settled units from a higher share price.

Foreign exchange loss

In Q3 2025, the Company recorded a foreign exchange charge of $7.4 million compared to a gain of $2.3 million in Q2 2025.  The main driver for this charge was a foreign exchange loss of $5.6 million at our Argentinean operations related to a 14% devaluation of the peso in the quarter.  Year-to-date, the peso has devalued 32% generating a cumulative loss of $10 million.  Over half of this year-to-date loss relates to cash accumulated in-country in the first half of 2025; however, this loss was fully offset by interest, investment, and derivative gains throughout the year.  In early Q3 the Company was able to restart the repatriation of funds from Argentina, allowing us to keep local cash balances at a minimum.

Cash flow

Net cash generated by operations before changes in working capital was $113.9 million or $0.37 per share. After adjusting for changes in working capital, net cash generated by operations for the quarter was $111.3 million compared to $92.7 million in Q2 2025 driven by higher sales. Income taxes of $34.7 million were comparable to the $36.4 million paid in Q2 2025 due to a final installment payment of $15.4 million at Séguéla as well as $13.6 million in withholding taxes paid for the repatriation of funds from Argentina and Côte d’Ivoire.

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Free cash flow from ongoing operations in Q3 2025 was $73.4 million, an increase of $16.0 million over the $57.4 million reported in Q2 2025 reflecting higher sales and cash from operating activities.  Sustaining capital expenditures for the quarter were $31.2 million, broadly in line with Q2 2025.

In Q3 2025 the Company invested $17.4 million in non-sustaining capital expenditures; primarily consisting of $9.8 million in mine site exploration, $1.1 million in other mine site projects, and $6.5 million at the Diamba Sud Gold Project.

Q3 2025 vs Q3 2024

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $942 in Q3 2025, representing a $36 increase compared the $906 recorded in Q3 2024. This increase was mainly due to higher mine stripping ratios at Séguéla and Lindero, as per the mine plan, and lower gold equivalent ounces at Caylloma due to an increase in the gold price and the impact on gold equivalent ounces.

All-in sustaining costs per gold equivalent ounce from continuing operations increased to $1,987 in Q3 2025 from $1,638 in Q3 2024. This increase primarily resulted from the higher cash cost per ounce discussed above and higher capital leases, higher share-based compensation expense from the impact of the rise in our share price in Q3 2025, and increased royalties due to the higher gold price.  Additionally, the previous period also benefited from ($43)/oz related to blue chip swaps in Argentina, compared to $nil in Q3 2025.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $123.6 million, or $0.40 per share, compared to $35.5 million, or $0.11 per share, in Q3 2024. After adjusting for reversals of impairments and stockpile write-downs of $69.4 million at Lindero and other non-recurring items, adjusted attributable net income was $51.0 million or $0.17 per share compared to $32.7 million or $0.10 per share in Q3 2024. The increase was primarily due to higher realized gold prices, which averaged $3,467 per ounce in Q3 2025 compared to $2,498 per ounce in Q3 2024 and higher sales volumes at Séguéla driven by higher processes ore and grades.  This was partially offset by higher stock-based compensation and a $7.4 million foreign exchange loss (see discussion above) compared to a $1.1 million gain in Q3 2024.

Depreciation and Depletion

Depreciation and depletion increased by $7.2 million to $53.0 million compared to $45.8 million in the comparable period of 2024. The increase was primarily due to higher ounces sold at Séguéla and an increase in the depletion per ounce at Lindero due to added depletion from the leach pad expansion project and the construction of the solar plant. Depreciation and depletion in the period included $18.7 million related to the purchase price allocation from the Roxgold acquisition in 2021.

Cash Flow

Net cash generated by operations for the quarter was $111.3 million compared to $67.3 million in Q3 2024. The increase is mainly explained by higher gold prices and higher gold volume sold at Séguéla, and a lower negative change in working capital in Q3 2025 compared to Q3 2024.

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Free cash flow from ongoing operations in Q3 2025 was $73.4 million, compared to $30.4 million reported in Q3 2024.  The increase was mainly due to higher prices and metal sold as discussed above. Sustaining capital expenditures for the quarter were $31.2 million, mostly consistent with Q3 2024.

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Séguéla Mine, Côte d’Ivoire

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	435,770	418,390	1,308,958	1,131,684
Average tonnes crushed per day	4,737	4,548	4,777	4,115

Gold
Grade (g/t)	3.01	2.69	2.92	2.94
Recovery (%)	91	92	92	93
Production (oz)	38,799	34,998	115,485	102,537
Metal sold (oz)	38,803	33,816	115,386	101,369
Realized price ($/oz)	3,462	2,494	3,222	2,305

Unit Costs
Cash cost ($/oz Au)[1]	688	655	669	559
All-in sustaining cash cost ($/oz Au)[1]	1,738	1,176	1,554	1,073

Capital Expenditures ($000's)[2]
Sustaining	21,355	6,209	48,033	21,100
Sustaining leases	4,270	2,332	12,393	7,034
Growth capital	7,893	4,797	22,638	14,437
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the third quarter of 2025, mine production totaled 272,396 tonnes of ore, averaging 3.66 g/t Au, and containing an estimated 32,074 ounces of gold from the Antenna, Ancien, and Koula pits. The lower ore tonnes mined compared to milled tonnes are in line with the mine plan and strategy to reduce surface stockpiles. A total of 4,433,994 tonnes of waste was moved during the period, resulting in a strip ratio of 16.3:1.

In the third quarter of 2025, Séguéla processed 435,770 tonnes of ore, producing 38,799 ounces of gold, at an average head grade of 3.01 g/t Au, an 11% and a 12% increase, respectively, compared to the third quarter of 2024. Higher gold production was the result of higher tonnes processed and higher grades.

Cash cost per gold ounce sold was $688 for the third quarter of 2025 compared to $655 for the third quarter of 2024. Cash costs were aligned as higher ounces sold offset an increase in mining costs from higher stripping requirements in line with the mine plan.

All-in sustaining cash cost per gold ounce sold was $1,738 for the third quarter of 2025 compared to $1,176 in the same period of the previous year. The increase for the quarter was primarily the result of higher sustaining capital from capitalized stripping and higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

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Lindero Mine, Argentina

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mine Production
Tonnes placed on the leach pad	1,699,007	1,654,101	5,280,543	4,610,215

Gold
Grade (g/t)	0.60	0.66	0.57	0.62
Production (oz)	24,417	24,345	68,287	70,481
Metal sold (oz)	25,290	26,655	67,433	69,886
Realized price ($/oz)	3,476	2,503	3,246	2,316

Unit Costs
Cash cost ($/oz Au)[1]	1,117	1,042	1,136	1,047
All-in sustaining cash cost ($/oz Au)[1]	1,570	1,842	1,738	1,762

Capital Expenditures ($000's)[2]
Sustaining	7,153	20,678	30,871	46,636
Sustaining leases	1,279	586	2,652	1,771
Growth capital	1,174	219	3,308	568

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the third quarter of 2025, a total of 1,699,007 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.60 g/t, containing an estimated 32,775 ounces of gold. Ore mined was 1.50 million tonnes, with a stripping ratio of 1.9:1.

Lindero’s gold production for the quarter was 24,417 ounces, comprised of 23,001 ounces in doré bars, 1,325 ounces contained in rich fine carbon and 91 ounces contained in copper precipitate. Gold production remained comparable to the third quarter of 2024, as the slight increase in tonnes placed on the leach pad was offset by lower ore mined and lower gold grade in the third quarter of 2025.

The cash cost per ounce of gold for the quarter was $1,117 compared to $1,042 in the same period of 2024. The increase in cash costs was primarily driven by lower ounces sold.

AISC per gold ounce sold during Q3 2025 was $1,570 compared to $1,842 in Q3 2024. Lower AISC was primarily due to lower sustaining capital expenditures as the leach pad expansion was under construction in the comparable quarter. The comparable quarter also benefited from $3.2 million of investment gains from cross border Argentine pesos denominated bond trades compared to $nil in the current quarter.

On September 27, 2025, the primary crusher experienced an unplanned, immediate shutdown. The cause was determined to be a mechanical failure involving high amperage and overheating of the pitman shaft, specifically traced to the premature wear of the primary wear parts: the bushings and bearings.

Replacement wear parts have been successfully sourced. Management’s current assessment indicates that the early failure of the bushings and bearings was likely caused by a misalignment of structural

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components. This issue is being fully addressed and corrected prior to the reassembly and commissioning of the crusher. The primary crusher is anticipated to be operational by the second half of November 2025.

Despite this unexpected downtime, Management does not anticipate an impact to the annual production guidance for the Lindero Mine. Immediate mitigating measures have been implemented to maintain throughput, including bypassing the primary crusher entirely with the deployment of a portable jaw crusher, and direct Run-of-Mine ore screening.

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Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	140,523	138,030	415,653	411,669
Average tonnes milled per day	1,561	1,551	1,557	1,548

Silver
Grade (g/t)	63	82	65	84
Recovery (%)	82	84	83	83
Production (oz)	233,612	305,446	717,226	927,304
Metal sold (oz)	238,527	338,768	736,240	931,820
Realized price ($/oz)	39.33	29.24	34.89	26.98

Lead
Grade (%)	3.01	3.62	3.15	3.64
Recovery (%)	91	91	91	91
Production (000's lbs)	8,492	9,998	26,253	30,053
Metal sold (000's lbs)	8,628	10,934	27,010	30,181
Realized price ($/lb)	0.89	0.93	0.89	0.95

Zinc
Grade (%)	4.27	4.64	4.63	4.63
Recovery (%)	91	91	91	90
Production (000's lbs)	11,989	12,809	38,612	38,032
Metal sold (000's lbs)	12,259	13,411	38,368	38,586
Realized price ($/lb)	1.28	1.26	1.26	1.22

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	17.92	14.88	15.19	13.45
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	25.17	22.69	21.76	19.90

Capital Expenditures ($000's)[3]
Sustaining	2,659	6,826	6,261	13,688
Sustaining leases	945	(9)	2,317	1,871
Growth capital	702	–	1,256	-

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the third quarter of 2025, the Caylloma Mine produced 233,612 ounces of silver at an average head grade of 63 g/t, a 24% decrease when compared to the same period in 2024.

Lead and zinc production for the quarter was 8.5 million pounds and 12.0 million pounds, respectively. Head grades averaged 3.01% Pb and 4.27% Zn, a 7% and 8% decrease, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

The cash cost per silver equivalent ounce sold in the third quarter of 2025 was $17.92 compared to $14.88 in the same period in 2024. The higher cost per ounce for the quarter was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold.

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The all-in sustaining cash cost per ounce of payable silver equivalent in the third quarter of 2025 increased 11% to $25.17 compared to $22.69 for the same period in 2024. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA, adjusted EBITDA margin and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025 (“Q3 2025 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The Q3 2025 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile.

The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 for details of the change.

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●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations have been removed from the comparable figures. The method of calculation has not been changed except as described above.

Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for September 30, 2025

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at September 30, 2025
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents and Short-term Investments	(438.3)
Total net debt[1]	(265.8)
Adjusted EBITDA (last four quarters)	461.7
Total net debt to adjusted EBITDA ratio	(0.6):1
[1] Excluding letters of credit

Reconciliation of net income to attributable adjusted net income for the three months ended June 30, 2025, and for the three and nine months ended September 30, 2025 and 2024

	Three months ended			Nine months ended September 30,
Consolidated (in millions of US dollars)	Sept 30, 2025	Sept 30, 2024	June 30, 2025	2025	2024
Net income attributable to shareholders	123.6	50.5	37.3	219.4	117.4
Adjustments, net of tax:
Discontinued operations	–	(17.0)	3.6	(22.3)	(52.8)
Write off of mineral properties	–	–	2.0	2.0	–
Reversal of impairment of mineral properties, plant and equipment	(52.7)	–	–	(52.7)	–
Inventory adjustment	(16.7)	–	–	(16.9)	0.2
Other non-cash/non-recurring items	(3.2)	(0.8)	1.8	2.2	(7.0)
Attributable Adjusted Net Income	51.0	32.7	44.7	131.7	57.8
Figures may not add due to rounding

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Reconciliation of net income to adjusted EBITDA for the three months ended June 30, 2025 and the three and nine months ended September 30, 2025 and 2024

	Three months ended			Nine months ended September 30,
Consolidated (in millions of US dollars)	Sept 30, 2025	Sept 30, 2024	June 30, 2025	2025	2024
Net income	128.2	54.4	44.1	237.0	126.8
Adjustments:
Discontinued operations	-	(17.0)	3.6	(22.3)	(52.8)
Inventory adjustment	(16.7)	-	-	(16.9)	-
Net finance items	3.2	5.7	3.4	9.6	15.5
Depreciation, depletion, and amortization	47.1	43.0	42.5	143.3	120.3
Income taxes	24.8	10.5	33.7	73.9	26.3
Reversal of impairment of mineral properties, plant and equipment	(52.7)	-	-	(52.7)	-
Investment income	(0.3)	-	(1.7)	(2.0)	-
Other non-cash/non-recurring items	(2.8)	-	2.1	(13.3)	0.3
Adjusted EBITDA	130.8	96.6	127.7	356.6	236.4
Sales	251.4	181.7	230.4	676.8	482.0
EBITDA margin	52%	53%	55%	53%	49%

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended June 30, 2025 and the three and nine months ended September 30, 2025 and 2024

	Three months ended			Nine months ended September 30,
Consolidated (in millions of US dollars)	Sept 30, 2025	Sept 30, 2024	June 30, 2025	2025	2024

Net cash provided by operating activities	111.3	92.9	67.30	305.0	215.4
Additions to mineral properties, plant and equipment	(48.5)	(42.1)	(47.0)	(135.1)	(110.9)
Payments of lease obligations	(6.6)	(3.0)	(6.4)	(19.0)	(11.3)
Free cash flow	56.2	47.8	13.9	150.9	93.2
Growth capital	17.4	8.3	15.6	48.4	28.1
Discontinued operations	-	(25.6)	26.2	(7.7)	(78.9)
Closure and rehabilitation provisions	0.1	-	-	0.2	-
Gain on blue chip swap investments	-	3.2	-	1.3	8.3
Other adjustments	(0.3)	0.3	1.7	4.4	0.8
Free cash flow from ongoing operations	73.4	34.0	57.4	197.5	51.5

Figures may not add due to rounding

Fortuna | 14

Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three months ended June 30, 2025 and the three and nine months ended September 30, 2025 and 2024

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	40,939	66,660	17,793	125,394
Depletion, depreciation, and amortization	(13,331)	(29,934)	(4,268)	(47,533)
Royalties and taxes	(92)	(11,152)	(295)	(11,539)
By-product credits	(762)	-	-	(762)
Other	59	-	(663)	(604)
Treatment and refining charges	-	-	28	28
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	64,982
Ounces of gold equivalent sold	23,350	38,144	8,484	69,978
Cash cost per ounce of gold equivalent sold ($/oz)	1,148	670	1,485	929
Gold equivalent was calculated using the realized prices for gold of $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	28,366	70,549	19,317	118,234
Depletion, depreciation, and amortization	(15,594)	(31,716)	(5,199)	(52,509)
Royalties and taxes	(83)	(12,154)	(287)	(12,524)
By-product credits	(1,264)	-	-	(1,264)
Other	16,675	-	(668)	16,007
Treatment and refining charges	-	-	416	416
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	68,358
Ounces of gold equivalent sold	25,157	38,803	8,601	72,561
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	688	1,579	942
Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	42,350	55,466	19,820	117,636
Depletion, depreciation, and amortization	(13,639)	(27,165)	(4,465)	(45,269)
Royalties and taxes	(89)	(6,143)	(366)	(6,598)
By-product credits	(1,132)	-	-	(1,132)
Other	3	-	(279)	(276)
Treatment and refining charges	-	-	2,249	2,249
Cash cost applicable per gold equivalent ounce sold	27,493	22,158	16,959	66,610
Ounces of gold equivalent sold	26,393	33,816	13,343	73,553
Cash cost per ounce of gold equivalent sold ($/oz)	1,042	655	1,271	906
Gold equivalent was calculated using the realized prices for gold of $2,498/oz Au, $29.2/oz Ag, $2,040/t Pb and $2,782/t Zn for Q3 2024
Figures may not add due to rounding

Fortuna | 15

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	101,110	202,634	54,573	358,319
Depletion, depreciation, and amortization	(38,724)	(91,961)	(13,836)	(144,521)
Royalties and taxes	(270)	(33,439)	(822)	(34,531)
By-product credits	(2,757)	-	-	(2,757)
Other	16,857	-	(1,991)	14,866
Treatment and refining charges	-	-	494	494
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	191,868
Ounces of gold equivalent sold	67,087	115,386	27,315	209,788
Cash cost per ounce of gold equivalent sold ($/oz)	1,136	669	1,406	915
Gold equivalent was calculated using the realized prices for gold of $3,231/oz Au, $34.9/oz Ag, $1,960/t Pb and $2,768/t Zn for Year to Date 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	112,407	152,106	53,164	317,677
Depletion, depreciation, and amortization	(36,800)	(78,211)	(11,647)	(126,658)
Royalties and taxes	(458)	(17,244)	(949)	(18,651)
By-product credits	(2,259)	-	-	(2,259)
Other	(226)	-	(960)	(1,186)
Treatment and refining charges	-	-	5,766	5,766
Cash cost applicable per gold equivalent ounce sold	72,664	56,651	45,374	174,689
Ounces of gold equivalent sold	69,430	101,369	39,399	210,198
Cash cost per ounce of gold equivalent sold ($/oz)	1,047	559	1,152	831
Gold equivalent was calculated using the realized prices for gold of $2,310/oz Au, $27.0/oz Ag, $2,091/t Pb and $2,692/t Zn for Year to Date 2024
Figures may not add due to rounding

Fortuna | 16

Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold from continuing operations for the three months ended June 30, 2025 and the three and nine months ended September 30, 2025 and 2024

For Q2 2025 and year to date 2025 AISC reflects production and costs for Yaramoko from April 1 to April 14, 2025, being the date that the Company agreed to the assumed handover of operations to the purchaser. AISC per ounce of gold equivalent sold for the aforementioned period has been estimated at $1,410 which is comparable to the AISC per ounce of gold equivalent sold at Yaramoko for Q1 2025 of $1,411.

	Continuing Operations					Discontinued Ops	Total
AISC Per Gold Equivalent Ounce Sold - Q2 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	-	64,982	5,000	69,982
Royalties and taxes	92	11,152	295	-	11,539	1,105	12,644
Worker's participation	-	-	760	-	760	-	760
General and administration	2,577	3,038	1,672	13,175	20,462	238	20,700
Total cash costs	29,482	39,764	15,322	13,175	97,743	6,343	104,086
Sustaining capital[1]	12,147	22,549	2,729	-	37,425	314	37,739
Blue chips gains (investing activities)[1]	-	-	-	-	-	-	-
All-in sustaining costs	41,629	62,313	18,051	13,175	135,168	6,657	141,825
Gold equivalent ounces sold	23,350	38,144	8,484	-	69,978	4,721	74,699
All-in sustaining costs per ounce	1,783	1,634	2,128	-	1,932	1,410	1,899
Gold equivalent was calculated using the realized prices for gold of $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q3 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	-	68,358
Inventory net realizable value adjustment	-	-	-	-	-
Royalties and taxes	83	12,154	287	-	12,524
Worker's participation	-	-	777	-	777
General and administration	2,880	2,993	830	18,163	24,866
Total cash costs	31,063	41,826	15,473	18,163	106,525
Sustaining capital[1]	8,432	25,625	3,604	-	37,661
Blue chips gains (investing activities)[1]	-	-	-	-	-
All-in sustaining costs	39,495	67,451	19,077	18,163	144,186
Gold equivalent ounces sold	25,157	38,803	8,601	-	72,561
All-in sustaining costs per ounce	1,570	1,738	2,218	-	1,987
Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 17

	Continuing Operations					Discontinued Ops		Total
AISC Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	San Jose	GEO AISC
Cash cost applicable per gold equivalent ounce sold	27,492	22,158	16,959	-	66,609	27,253	23,875	117,737
Inventory net realizable value adjustment	-	-	-	-	-	-	-	-
Royalties and taxes	89	6,143	366	-	6,598	5,480	639	12,717
Worker's participation	-	-	472	-	472	-	-	472
General and administration	2,935	2,945	1,246	6,275	13,401	550	1,802	15,753
Total cash costs	30,516	31,246	19,043	6,275	87,080	33,283	26,316	146,679
Sustaining capital[1]	21,264	8,511	6,817	-	36,592	5,166	198	41,956
Blue chips gains (investing activities)[1]	(3,162)	-	-	-	(3,162)	-	-	(3,162)
All-in sustaining costs	48,618	39,757	25,860	6,275	120,510	38,449	26,514	185,473
Gold equivalent ounces sold	26,393	33,816	13,343	-	73,553	27,995	9,597	111,145
All-in sustaining costs per ounce	1,842	1,176	1,938	-	1,638	1,373	2,763	1,669
Gold equivalent was calculated using the realized prices for gold of $2,333/oz Au, $28.5/oz Ag, $2,157/t Pb and $2,835/t Zn for Q3 2024
Figures may not add due to rounding
[1] Presented on a cash basis

	Continuing Operations					Discontinued Ops	Total
AISC Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	GEO AISC
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	-	191,868	39,960	231,828
Inventory net realizable value adjustment	-	-	-	-	-	-	-
Royalties and taxes	270	33,439	822	-	34,531	8,830	43,361
Worker's participation	-	-	2,276	-	2,276	-	2,276
General and administration	7,937	8,255	4,957	46,712	67,861	1,602	69,463
Total cash costs	84,423	118,928	46,473	46,712	296,536	50,392	346,928
Sustaining capital[1]	33,523	60,426	8,578	-	102,527	2,813	105,340
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	(1,319)	-	(1,319)
All-in sustaining costs	116,627	179,354	55,051	46,712	397,744	53,205	450,949
Gold equivalent ounces sold	67,087	115,386	27,315	-	209,788	37,734	247,522
All-in sustaining costs per ounce	1,738	1,554	2,015	-	1,896	1,410	1,822
Gold equivalent was calculated using the realized prices for gold of $3,231/oz Au, $34.9/oz Ag, $1,960/t Pb and $2,768/t Zn for Year to Date 2025
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 18

	Continuing Operations					Discontinued Ops		Total
AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	San Jose	GEO AISC
Cash cost applicable per gold equivalent ounce sold	72,664	56,651	45,374	-	174,689	75,890	72,761	323,340
Inventory net realizable value adjustment	-	-	-	-	-	1,777	-	1,777
Royalties and taxes	458	17,244	949	-	18,651	15,782	2,210	36,643
Worker's participation	-	-	1,361	-	1,361	-	-	1,361
General and administration	9,095	6,716	3,871	29,262	48,944	1,282	4,850	55,076
Total cash costs	82,217	80,611	51,555	29,262	243,645	94,731	79,821	418,197
Sustaining capital[1]	48,407	28,134	15,559	-	92,100	24,724	675	117,499
Blue chips gains (investing activities)[1]	(8,311)	-	-	-	(8,311)	-	-	(8,311)
All-in sustaining costs	122,313	108,745	67,114	29,262	327,434	119,455	80,496	527,385
Gold equivalent ounces sold	69,430	101,369	39,399	-	210,198	86,621	34,218	331,037
All-in sustaining costs per ounce	1,762	1,073	1,703	-	1,558	1,379	2,352	1,593
Gold equivalent was calculated using the realized prices for gold of $2,307/oz Au, $27.1/oz Ag, $2,091/t Pb, and $2,692/t Zn for Year to Date 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended June 30, 2025 and for the three and nine months ended September 30, 2025 and 2024

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2025	Caylloma
Cost of sales	17,793
Depletion, depreciation, and amortization	(4,268)
Royalties and taxes	(295)
Other	(663)
Treatment and refining charges	28
Cash cost applicable per silver equivalent sold	12,595
Ounces of silver equivalent sold[1]	830,824
Cash cost per ounce of silver equivalent sold ($/oz)	15.16
[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2025	Caylloma
Cost of sales	19,317
Depletion, depreciation, and amortization	(5,199)
Royalties and taxes	(287)
Other	(668)
Treatment and refining charges	416
Cash cost applicable per silver equivalent sold	13,579
Ounces of silver equivalent sold[1,2]	757,797
Cash cost per ounce of silver equivalent sold ($/oz)	17.92
[1] Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 19

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2024	Caylloma
Cost of sales	19,820
Depletion, depreciation, and amortization	(4,465)
Royalties and taxes	(366)
Other	(279)
Treatment and refining charges	2,249
Cash cost applicable per silver equivalent sold	16,959
Ounces of silver equivalent sold[1,2]	1,139,823
Cash cost per ounce of silver equivalent sold ($/oz)	14.88
[1] Silver equivalent sold is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cost of sales	54,573
Depletion, depreciation, and amortization	(13,836)
Royalties and taxes	(822)
Other	(1,991)
Treatment and refining charges	494
Cash cost applicable per silver equivalent sold	38,418
Ounces of silver equivalent sold[1,2]	2,529,394
Cash cost per ounce of silver equivalent sold ($/oz)	15.19
[1] Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cost of sales	53,164
Depletion, depreciation, and amortization	(11,647)
Royalties and taxes	(949)
Other	(960)
Treatment and refining charges	5,766
Cash cost applicable per silver equivalent sold	45,374
Ounces of silver equivalent sold[1,2]	3,372,741
Cash cost per ounce of silver equivalent sold ($/oz)	13.45
1 Silver equivalent sold is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Fortuna | 20

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended June 30, 2025 and for the three and nine months ended September 30, 2025 and 2024

AISC Per Silver Equivalent Ounce Sold - Q2 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,595
Royalties and taxes	295
Worker's participation	760
General and administration	1,672
Total cash costs	15,322
Sustaining capital[3]	2,729
All-in sustaining costs	18,051
Silver equivalent ounces sold[1]	830,824
All-in sustaining costs per ounce[2]	21.73
1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q3 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,579
Royalties and taxes	287
Worker's participation	777
General and administration	830
Total cash costs	15,473
Sustaining capital[3]	3,604
All-in sustaining costs	19,077
Silver equivalent ounces sold[1,2]	757,797
All-in sustaining costs per ounce	25.17
1 Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q3 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,959
Royalties and taxes	366
Worker's participation	472
General and administration	1,246
Total cash costs	19,043
Sustaining capital[3]	6,817
All-in sustaining costs	25,860
Silver equivalent ounces sold[1,2]	1,139,823
All-in sustaining costs per ounce	22.69
1 Silver equivalent sold is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 21

AISC Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	38,418
Royalties and taxes	822
Worker's participation	2,276
General and administration	4,957
Total cash costs	46,473
Sustaining capital[3]	8,578
All-in sustaining costs	55,051
Silver equivalent ounces sold[1,2]	2,529,394
All-in sustaining costs per ounce	21.76
1 Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	45,374
Royalties and taxes	949
Worker's participation	1,361
General and administration	3,871
Total cash costs	51,555
Sustaining capital[3]	15,559
All-in sustaining costs	67,114
Silver equivalent ounces sold[1,2]	3,372,741
All-in sustaining costs per ounce	19.90
1 Silver equivalent sold is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and ongoing activities is available in the unaudited condensed interim financial statements for the three and nine months ended September 30, 2025 and 2024 and accompanying Q3 2025 MD&A. These documents can be accessed on Fortuna’s website at www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgarwww.sec.gov/edgar.

Fortuna | 22

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, November 6, 2025, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer – Latin America, and David Whittle, Chief Operating Officer – West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster5.com/Webcast/Page/1696/53144 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, November 6, 2025

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 360013

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 53144

Playback of the earnings call will be available until Thursday, November 20, 2025. Playback of the webcast will be available until Friday, November 6, 2026. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Fortuna | 23

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties, the Company’s expectations regarding meeting annual production guidance and annual AISC guidance; and the estimated annual production guidance for the Séguéla Mine in 2026; the timing for the repair of the primary crusher at the Lindero Mine and that the measures that the Company has put in place to mitigate the risks related to same will be successful and will not have a material impact on the mine’s production guidance for the year; statements relating to the preliminary economic assessment for the Diamba Sud Gold Project, including the development of an open pit mine; the projected economics for the Project, including the net present value of the Project, the internal rate of return on the Project and the Project payback period; advancing the Diamba Sud Gold Project towards a definitive feasibility study and a construction decision in the first half of 2026;  the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms;  that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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PEA Key Highlights

The following table summarizes the key assumptions, operational parameters, economic results, and AISC values from the PEA.

Metrics	Units	Results
Gold price	$/oz	2,750
Life of mine	year	8.1
Total mineralized material mined[1]	Mt	17.75
Contained gold in mineralized material mined[1]	koz	932
Strip ratio	Waste:mineralized material	5.5:1
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
Head grade	g/t Au	1.63
Recoveries	%	90%
Gold production
Total Production over LOM	koz	840
Average annual production, LOM	koz	106
Average annual production, first 3 years	koz	147
Per unit costs over LOM
Total mining costs	$/t, mined	$4.82
Processing	$/t, processed	$13.91
G&A	$/t, processed	$6.70
Cash costs[1]
Average operating cash costs[2], LOM	$/oz	$1,081
Average operating cash costs[2], first 3 years	$/oz	$759
AISC[1]
Average AISC[2], LOM	$/oz	$1,238
Average AISC[2], first 3 years	$/oz	$904
Capital costs
Initial capital expenditure	$ M	$283
Sustaining capital, operations + Infrastructure (includes closure costs)	$ M	$48
NPV5%, pre-tax (100% project basis)	$M	$772
Pre-tax IRR	%	86%
NPV5%, after-tax (100% project basis)	$M	$563
After-tax IRR	%	72%
Payback period	year	0.8
Annual EBITDA [2]
Average EBITDA[2] over LOM	$ M	$167
Average EBITDA[2] over first 3 years	$ M	$277

Notes:

1.	The pit optimization shells used for the mining inventory were generated using a gold price of $2,300 per ounce.
2.	This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included in the Q3 2025 MD&A under the heading “Non-IFRS Measures. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
3.	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
4.	The PEA is presented on a 100 percent project basis. However, upon the granting of the exploitation permit, the Senegalese Government will be entitled to a 10 percent free-carried interest in the Project, with the right for the State to acquire an additional contributory interest of up to 25 percent.
5.	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
6.	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
7.	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
8.	The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. There can be no assurance that such provisions will not be renegotiated by the State as part of the exploitation permit approval process.
9.	The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Further information regarding the PEA referenced in this news release, including details on data verification, key assumptions, parameters, opportunities, risks, and other factors, will be contained in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar under the Company’s profile by November 28, 2025.

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